                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                                     COMMISSION FILE NO. 0-14942
                                                        CUSIP NUMBER 74265M 10 6

                                   FORM 12B-25
                           NOTIFICATION OF LATE FILING
Check box:
Form 10-K [ ]   Form 20-F [ ]   Form 11-K [ ]   Form 10-Q |X|   Form N-SAR [ ]

                        For Period Ended: March 31, 2006
                                 ---------------

                       [ ] Transition Report on Form 10-K
                       [ ] Transition Report on Form 20-F
                       [ ] Transition Report on Form 11-K
                       [ ] Transition Report on Form 10-Q
                       [ ] Transition Report on Form N-SAR
            For the Transition Period Ended: ________________________


--------------------------------------------------------------------------------
If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
--------------------------------------------------------------------------------

                         PART I - REGISTRANT INFORMATION
--------------------------------------------------------------------------------

Full Name of Registrant:

         SUPERIOR GALLERIES, INC.
--------------------------------------------------------------------------------

Former Name if Applicable

-------------------------------------------------------------------------------

Address of Principal Executive Office (Street and Number)

         9478 WEST OLYMPIC BLVD.
--------------------------------------------------------------------------------
City, State, Zip Code

         BEVERLY HILLS, CALIFORNIA 90212
--------------------------------------------------------------------------------

                       PART II - RULES 12B-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                              PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report or portion thereof could not be filed within the prescribed time period.

THE REGISTRANT IS UNABLE TO FILE THE SUBJECT REPORT IN A TIMELY MANNER BECAUSE THE REGISTRANT WAS NOT ABLE TO COMPLETE TIMELY ITS FINANCIAL STATEMENTS WITHOUT UNREASONABLE EFFORT OR EXPENSE DUE TO THE ADDITIONAL TIME REQUIRED FOR THE REGISTRANT TO RESOLVE ACCOUNTING ISSUES RELATED TO VALUATION OF INVENTORY. THE REGISTRANT ANTICIPATES FILING THE SUBJECT REPORT NO LATER THAN THE FIFTH CALENDAR DAY FOLLOWING THE PRESCRIBED DUE DATE.

                           PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

 SILVANO DIGENOVA                       (310)                    203-9855
------------------------------    ------------------        ------------------
       (Name)                        (Area Code)              (Telephone No.)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                                  |X| Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                  |X| Yes [ ] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2006, THE REGISTRANT ANTICIPATES REPORTING NET SALES OF APPROXIMATELY $7,474,000, A DECREASE OF $3,474,000 COMPARED TO THE $10,948,000 REPORTED FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2005. THIS DECREASE IN NET SALES WAS PRIMARILY DUE TO A REFOCUSING OF THE REGISTRANT'S MARKETING EFFORTS AWAY FROM THE DIRECT WHOLESALE AND RETAIL CUSTOMERS AND TOWARD THE AUCTION MARKET FOR CONSIGNED COLLECTOR COINS HELD IN PRIVATE PORTFOLIOS. THIS CHANGE WAS MADE TO MITIGATE A PERCEIVED WEAKENED MARKET DEMAND FOR QUANTITY PURCHASES WHICH WAS CAUSED BY A RECENT DECREASE IN THE PRICE OF GOLD, RISING INTEREST RATES AND NEW RECORD HIGHS SET IN THE STOCK MARKET. IT ALSO WAS NECESSITATED BY LOWER LEVELS OF OWNED INVENTORY AVAILABLE FOR SALE, WHICH RESULTED FROM THE LACK OF AVAILABILITY OF OPERATING CASH FLOW TO PURCHASE THAT INVENTORY. THE REGISTRANT ANTICIPATES REPORTING THAT GROSS PROFITS DECREASED TO AN AMOUNT FROM APPROXIMATELY $1,331,000 TO $1,631,000 FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2006, DOWN FROM $2,311,000 FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2005. THE DECLINE IN GROSS PROFITS WAS PRIMARILY DUE TO LOWER SALES REVENUES AVAILABLE TO COVER INFRASTRUCTURE COSTS INCURRED TO SUPPORT CURRENT AND ANTICIPATED FUTURE GROWTH, INVENTORY ADJUSTMENTS, HIGHER NET INTEREST EXPENSES, AND COSTS INCURRED IN CONNECTION WITH THE PROPOSED MERGER WITH DGSE. THE REGISTRANT ANTICIPATES A NET LOSS FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2006 OF FROM APPROXIMATELY $814,000 TO APPROXIMATELY $1,114,000, AS COMPARED TO A NET LOSS OF $104,000 OR $0.02 PER SHARE ON A BASIC AND DILUTED BASIS FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2005. THE PRESENT UNCERTAINTY REGARDING EXPECTED GROSS PROFITS AND NET LOSSES FOR THE CURRENT QUARTER RESULTS FROM UNCERTAINTY, AT THIS DATE, OF THE AMOUNT OF INVENTORY ADJUSTMENTS EXPECTED TO BE MADE BY THE REGISTRANT.

                            SUPERIOR GALLERIES, INC.
        ---------------------------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date: NOVEMBER 14, 2006              By:  /S/ SILVANO DIGENOVA
      ------------------                  --------------------------------------
                                          SILVANO DIGENOVA, ACTING CHIEF
                                             FINANCIAL OFFICER

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.